             AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 5, 2000
                                                          REGISTRATION NO. 333-O
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

               ---------------------------------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                     HEARME
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               ---------------------------------------------------
       DELAWARE                                          94-3217317
(STATE OF INCORPORATION)                    (I.R.S. EMPLOYER IDENTIFICATION NO.)

                                 685 CLYDE AVE.
                         MOUNTAIN VIEW, CALIFORNIA 94043
                                 (650) 429-3900
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
               ---------------------------------------------------

                                 LINDA R. PALMOR
                             CHIEF FINANCIAL OFFICER
                                     HEARME
                                 685 CLYDE AVE.
                         MOUNTAIN VIEW, CALIFORNIA 94043
                                  650-429-3900
(NAME, ADDRESS INCLUDING ZIP CODE, AND TELEPHONE NUMBER INCLUDING AREA CODE, OF
                               AGENT FOR SERVICE)
              ---------------------------------------------------

                                   COPIES TO:
                                 JEFFREY Y. SUTO
                                RICHARD CHISHOLM
                                VENTURE LAW GROUP
                           A PROFESSIONAL CORPORATION
                               2800 SAND HILL ROAD
                              MENLO PARK, CA 94025

               ---------------------------------------------------
                  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED
            SALE TO THE PUBLIC: FROM TIME TO TIME AFTER THE EFFECTIVE
             DATE OF THIS REGISTRATION STATEMENT UNTIL APRIL 3, 2001
                OR UNTIL SUCH EARLIER TIME THAT ALL OF THE SHARES
                      REGISTERED HEREUNDER HAVE BEEN SOLD.

               ---------------------------------------------------

   If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

               ---------------------------------------------------

                         CALCULATION OF REGISTRATION FEE

=========================================== =================== ===================== =================== ===============
                                                                  PROPOSED MAXIMUM     PROPOSED MAXIMUM
          TITLE OF EACH CLASS OF                                 OFFERING PRICE PER       AGGREGATE         AMOUNT OF
       SECURITIES TO BE REGISTERED             AMOUNT TO BE           SHARE(2)        OFFERING PRICE(2)    REGISTRATION
                                              REGISTERED(1)                                                    FEE
------------------------------------------- ------------------- --------------------- ------------------- ---------------
Common Stock, par value $0.00005 per         4,532,544 shares          $7.44            $33,722,127.36        $9,000
share......
=========================================== =================== ===================== =================== ===============

(1) The shares of common stock set forth in the Calculation of Registration Fee Table, and which may be offered pursuant to this Registration Statement, includes, pursuant to Rule 416 of the Securities Act of 1933, as amended, such additional number of shares of the Registrant's common stock that may become issuable as a result of any stock splits, stock dividends or similar event.

(2) Estimated solely for the purpose of computing the amount of the registration fee, based on the average of the high and low prices for the Company's common stock as reported on the Nasdaq National Market on April 28, 2000 in accordance with Rule 457 under the Securities Act of 1933.

               ---------------------------------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

================================================================================

         THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


PROSPECTUS                              SUBJECT TO COMPLETION, DATED MAY 5, 2000

                                     HEARME

                        4,532,544 SHARES OF COMMON STOCK

         THE SHARES OFFERED IN THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE "RISK FACTORS" REFERENCED ON PAGE 6 IN DETERMINING WHETHER TO PURCHASE THE HEARME COMMON STOCK.

                            -------------------------

         These shares of common stock are being offered by certain selling stockholders, identified in this prospectus. We issued the shares to the selling stockholders in connection with the acquisition of AudioTalk Networks, Inc. in April 2000. The selling stockholders may sell these shares from time to time on the over-the-counter market in regular brokerage transactions, in transactions directly with market makers or in certain privately negotiated transactions. For additional information on the methods of sale, you should refer to the section entitled "Plan of Distribution" on page 13. We will not receive any portion of the proceeds from the sale of these shares.

         Each of the selling stockholders may be deemed to be an "Underwriter," as such term is defined in the Securities Act of 1933, as amended.

         HearMe's common stock is quoted on the Nasdaq National Market under the symbol "HEAR."

         On May 4, 2000, the last sale price of the common stock on the Nasdaq National Market was $8.0625 per share.

 ==================================================================================================================
                                                                   UNDERWRITING
                                                                   DISCOUNTS AND               PROCEEDS TO
                                         PRICE TO PUBLIC           COMMISSIONS             SELLING STOCKHOLDERS
 ------------------------------------------------------------------------------------------------------------------
 Per Share.......................
 Total...........................        See Text Above            See Text Above             See Text Above
 ==================================================================================================================

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR PASSED ON THE ADEQUACY OR ACCURACY OF THE DISCLOSURES IN THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                   The date of this prospectus is May  , 2000

                                TABLE OF CONTENTS
                                -----------------
                                                                            PAGE
                                                                            ----
ADDITIONAL INFORMATION AVAILABLE TO YOU........................................3
INFORMATION INCORPORATED BY REFERENCE..........................................4
THE COMPANY....................................................................5
RISK FACTORS...................................................................6
USE OF PROCEEDS...............................................................13
ISSUANCE OF COMMON STOCK TO SELLING STOCKHOLDERS..............................13
PLAN OF DISTRIBUTION..........................................................13
SELLING STOCKHOLDERS..........................................................15
LEGAL MATTERS.................................................................17
EXPERTS.......................................................................17

         We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You should not rely on any unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction in which it is unlawful. The information in this prospectus is current as of the date on the cover.

                     ADDITIONAL INFORMATION AVAILABLE TO YOU

         This prospectus is part of a Registration Statement on Form S-3 that we filed with the Securities and Exchange Commission. Certain information in the Registration Statement has been omitted from this prospectus in accordance with the rules of the SEC. We file the annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy the Registration Statement as well as reports, proxy statements and other information we have filed with the SEC at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549, and at the following Regional Offices of the SEC: Seven World Trade Center, New York, New York 10048, and Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. You can obtain copies from the public reference room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549 upon payment of certain fees. You can call the SEC at 1-800-732-0330 for further information about the public reference room. We are also required to file electronic versions of these documents with the SEC, which may be accessed through the SEC's World Wide Web site at http://www.sec.gov. Our common stock is quoted on The Nasdaq National Market. Reports, proxy and information statements and other information concerning HearMe may be inspected at The Nasdaq Stock Market at 1735 K Street, NW, Washington, D.C. 20006.

                      INFORMATION INCORPORATED BY REFERENCE

         The SEC allows us to "incorporate by reference" certain of our publicly-filed documents into this prospectus, which means that information included in these documents is considered part of this prospectus. Information that we file with the SEC subsequent to the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the selling stockholders have sold all the shares.

         The following documents filed with the SEC are incorporated by reference in this prospectus:

     1. Our Annual Report on Form 10-K for the year ended December 31, 1999 dated March 30, 2000.

     2. Our definitive Proxy Statement dated April 14, 2000, filed in connection with our May 18, 2000 Annual Meeting of Stockholders.

     3. Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999.

     4. Our Current Reports on Form 8-K, filed with the SEC on October 22, 1999 (as amended on November 16, 1999 and December 22, 1999), January 21, 2000, April 18, 2000 and May 5, 2000.

     5. The description of our common stock set forth in our Registration Statement on Form 8-A, filed with the SEC on February 17, 1999.

         We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to such documents. You should direct any requests for documents to Investor Relations, 685 Clyde Avenue, Mountain View, CA 94043 and the telephone number is (650) 429-3900.

                                   THE COMPANY

         HearMe ("the Company") develops, operates and licenses technology that is reshaping today's Internet applications into experiences through which people can interact, connect and communicate using text, voice and video. Our technology is enabling Web experiences through which people can gather to share information, affinities, interests or ideas in "real-time"--in other words, the communication, activity and related responses shared among users occurs almost immediately and "live." These activities can involve people interacting one-to-one or in large groups.

         Our company develops and operates an Internet platform that allows HearMe and its customers to build and deploy real-time Web experiences, including those centered on voice. We license these technologies to other Web businesses through a robust product line that offers a wide variety of development and hosting options. These range from complex, large-scale solutions, which we license to our corporate customers, to simple, free starter products. In addition, we offer a variety of end-user products including Web communications tools and two voice-enabled consumer sites or "communities."

         HearMe believes that the immediate opportunity driving real-time interaction online is live voice-interaction between people using a computer microphone and speakers or a headset. Using live voice on the Internet, users can use their own voices and other forms of sound to communicate, collaborate and build community through a variety of activities based around sharing information, communicating with business representatives and sales people, conveying ideas, performing, meeting people and building relationships.

         HearMe was incorporated in Delaware under the name Amber Software, Inc. and commenced operations in January 1995. The Company changed its name to Mpath Interactive, Inc. in April 1995 and to HearMe in September 1999. The Company's principal executive offices are located at 685 Clyde Avenue, Mountain View, CA 94043 and its telephone number is (650) 429-3900. As used in this prospectus, the "Company" refers to HearMe, a Delaware corporation, and its wholly owned subsidiaries.

                                  RISK FACTORS

         WE HAVE A LIMITED OPERATING HISTORY MAKING IT DIFFICULT OR IMPOSSIBLE FOR US TO PREDICT FUTURE RESULTS OF OPERATIONS.

         We were founded in January 1995 and have a limited operating history. Due to our limited operating history, it is difficult or impossible for us to predict future results or operations. As a result, you should not expect future revenue growth to be comparable to our recent revenue growth. We believe that comparing different periods of our operating results is not meaningful, as you should not rely on the results for any period as an indication of our future performance. We did not begin generating advertising or licensing revenues until October 1996. Some of the risks and difficulties that we face as an early stage company in a new and rapidly evolving market include our:

     o ability to maintain and to increase levels of traffic on our Live Communities;

     o   ability to increase demand for our products and services; and

     o ability to develop and extend the HEARME, HEARME.COM AND MPLAYER.COM brands.

         We have had substantial losses since our inception and our operating losses may increase in the future. Accordingly, we cannot assure you that we will ever become or remain profitable.

         WE HAVE HAD AN ACCUMULATED DEFICIT OF $78.1 MILLION AS OF DECEMBER 31, 1999 AND OUR HISTORY OF LOSSES MAY CONTINUE IN THE FUTURE.

         We have had substantial losses since our inception and our operating losses may increase in the future. If our revenues fail to grow at anticipated rates, our operating expenses increase without a commensurate increase in our revenues or we fail to adjust operating expense levels, accordingly, our business, results of operations and financial condition will be adversely affected. As of December 31, 1999, we had an accumulated deficit of $78.1 million.

         We have not yet become profitable on a quarterly or annual basis and we anticipate that we will continue to incur net losses for the foreseeable future. The extent of these losses will be contingent, in part, on the amount of growth in our revenues from advertising, licensing and commerce. We expect our operating expenses to increase significantly, especially in the areas of engineering, sales and marketing and brand promotion and, as a result, we will need to generate increased quarterly revenues to become profitable. Accordingly, we cannot assure you that we will ever become or remain profitable.

         OUR HEARME TECHNOLOGY PRODUCTS REVENUES HAVE ACCOUNTED FOR A SIGNIFICANT PORTION OF OUR REVENUES TO DATE.

         Historically, we have received most of our HearMe Technology Products revenues from a limited number of sales and license agreements. Therefore, any downturn in the business of these customers or potential customers could have a material adverse effect on our revenues and quarterly results of operations. We believe that a customer's decision to license our technology is relatively discretionary and, for large-scale users, often involves a significant long-term commitment of resources. As of December 31, 1999, we had eighteen HearMe Technology Products customers.

         Our HearMe Technology Products customers often take a long time to evaluate our products and services and many people are involved in the sales process. The long sales and implementation cycles for our products and services and the timing of these sales may cause license and service revenues and operating results to vary significantly from period to period. We spend a lot of time educating and providing information to our prospective customers regarding the use and benefits of our products and services. Even after deciding to license our products, our customers tend to deploy our products slowly and deliberately depending on the expertise of the customer, the size of deployment, the complexity of the customer's system architecture, the quantity of hardware involved and the degree of hardware and software configuration necessary to deploy our products.

         WE DERIVE A SIGNIFICANT PORTION OF OUR REVENUES FROM THE SALE OF ADVERTISING AND INTEND TO CONTINUE TO DO SO IN THE FUTURE, AND WE ARE SUBJECT TO THE RISK THAT THE WEB DOES NOT CONTINUE ITS DEVELOPMENT AS AN EFFECTIVE ADVERTISING MEDIUM.

         We have derived a significant portion of our revenues to date from the sale of advertisements and intend to continue to do so in the future. If customers cancel or defer existing advertising or commerce contracts or if we fail to obtain new contracts in any quarter, our business, results of operations and financial condition for that quarter and future periods will be adversely affected. A significant number of these advertising sales are made under short-term contracts that average two to three months in length. Consequently, many of our advertising customers can cease advertising on our Web site quickly and without penalty. As a result, our quarterly revenues and operating results depend heavily on advertising revenues from contracts entered into within the quarter and on our ability to adjust spending in a timely manner to compensate for any unexpected revenue shortfall.

         Furthermore, our advertising revenues are based in part on the amount of traffic on MPLAYER.COM and HEARME.COM. Accordingly, if the amount of traffic on our Live Communities falls below our expectations or those of existing or potential advertisers, we may lose advertising customers. In addition, substantially all of our advertising contracts require us to guarantee a minimum number of impressions. In the event that we fail to deliver the minimum number of impressions, we could be required to provide credit for additional impressions and we may have to reduce advertising rates in order to maintain existing advertisers and attract new advertisers.

         WE RELY ON ADVERTISING REVENUE, AND WE ARE SUBJECT TO THE RISK THAT THE WEB DOES NOT CONTINUE ITS DEVELOPMENT AS AN EFFECTIVE ADVERTISING MEDIUM.

         We have derived a significant portion of our revenue to date from the sale of advertisements and intend to continue to do so in the future. If the Web does not continue its development as an effective advertising medium, this could have a material adverse effect on our business, financial condition and results of operations. Intense competition in the sale of advertising on the Web has resulted in a wide variety of pricing models, rate quotes and advertising services, making it difficult to project future levels of advertising revenues and rates. It is also difficult to predict which pricing models, if any, will achieve broad acceptance among advertisers. Our strategy is to continue to emphasize advertising as a method of generating revenues. Our current business model is therefore highly dependent on the amount of traffic on our Web site. This type of business model, however, is relatively unproven. The Internet as an advertising medium has not been available for a sufficient period of time to gauge our effectiveness as compared with traditional advertising media. Many of our advertisers have only limited experience with the Web as an advertising medium, have not yet devoted a significant portion of their advertising budgets to Web-based advertising and may not find such advertising to be effective for promoting their products and services relative to traditional print and broadcast media. To date, advertising on the Web represented a nominal portion of overall advertising revenues in the United States. Our ability to generate significant advertising revenues will also depend on, among other things, our ability to provide advertisers with a large base of users possessing demographic characteristics attractive to advertisers as well as our ability to develop or acquire effective advertising delivery and measurement systems. The process of managing advertising within large, high-traffic Web sites such as ours is an increasingly important and complex task. Any extended failure of, or material difficulties encountered in connection with, our advertising management system may expose us to "make good" obligations with our advertisers, which, by decreasing saleable advertising inventory would reduce revenues and have a material adverse effect on our business, results of operations and financial condition.

         We license our advertising sales and management system from DoubleClick Inc. Any replacement of this system could disrupt our ability to manage our advertising operations for a period of time. In addition, to the extent that we encounter system failures or material difficulties in the operation of this system, we could be unable to deliver banner advertisements and sponsorships through our Web site.

         YOU SHOULD NOT RELY ON OUR QUARTERLY OPERATING RESULTS AS AN INDICATE OF OUR FUTURE PERFORMANCE BECAUSE OUR RESULTS OF OPERATIONS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS.

         Our quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control. These fluctuations make it difficult to predict our financial performance and may adversely affect the trading price of our common stock. These factors include:

     o demand for and market acceptance of our products and services and Web-based advertising;

     o   budgeting cycles of advertisers;

     o amount and timing of capital expenditures by our customers and other costs relating to the expansion of our operations and future acquisitions;

     o engineering or development fees that we may pay for new Web site development and publishing tools; and

     o   general economic conditions.

         As a strategic response to changes in the competitive environment, we may from time to time make certain pricing, service or marketing decisions or business combinations that could have a material adverse effect on our business, results of operations and financial condition. In order to accelerate the promotion of the HEARME, HEARME.COM and MPLAYER.COM brands, we intend to significantly increase our marketing budget. Such an increase in marketing expenditures may adversely affect our results of operations for a number of quarterly periods.

         Due to our relatively short operating history, we have limited meaningful historical financial data upon which to base our planned operating expenses. Accordingly, our expense levels are based in part on our expectations as to future revenues from advertising, software licensing fees, commerce revenue-sharing arrangements and our anticipated growth in memberships and to a large extent are fixed. We cannot be certain that we will be able to accurately predict our revenues, particularly in light of the intense competition for the sale of Web-based advertisements, revenue-sharing opportunities and new members, our limited operating history and the uncertainty as to the broad acceptance of the Web as an advertising and commerce medium.

         WE DEPEND HEAVILY ON OUR STRATEGIC PARTNERS AND OUR BUSINESS WILL BE MATERIALLY AFFECTED IF ANY STRATEGIC PARTNER DISCONTINUES ITS RELATIONSHIP FOR ANY REASON.

         Although we view our strategic relationships with media, Internet and technology companies as a key factor in our overall business strategy, we cannot be certain that we will be successful in developing new strategic relationships or that our strategic partners will view such relationships as significant to their own business or that they will continue their commitment to us in the future. Our business, results of operations and financial condition and our stock price may be materially adversely affected if any strategic partner discontinues its relationship with us for any reason. Additionally, any party to a strategic agreement with us may fail to perform its contractual obligations and we cannot be certain that we could enforce any such agreement. We do not generally establish minimum performance requirements for our strategic partners but instead rely on their voluntary efforts. In addition, most of these agreements may be terminated by either party with little notice. Therefore, we cannot be certain that these relationships will be successful.

          ANY ACQUISITIONS WE MAKE COULD RESULT IN DILUTION, UNFAVORABLE ACCOUNTING CHARGES AND DIFFICULTIES IN MANAGING SUCCESSFULLY OUR BUSINESS.

         As part of our business strategy, we review acquisition prospects that would complement our existing business or enhance our technological capabilities. We have engaged in acquisitions in the past and expect to continue to do so in the future. Future acquisitions by us could result in potentially dilutive issuances of equity securities, large and immediate write-offs, the incurrence of debt and contingent liabilities or amortization expenses related to goodwill and other intangible assets, any of which could materially and adversely affect our results of operations. Furthermore, acquisitions entail numerous risks and uncertainties, including:

     o difficulties in the assimilation of operations, personnel, technologies, products and the information systems of the acquired companies;

     o   diversion of management's attention from other business concerns;

     o risks of entering geographic and business markets in which we have no or limited prior experience and

     o potential loss of key employees and customers of acquired organizations.

         Other risks associated with acquisitions include those relating to the correct assessment of the relative percentages of in-process research and development expense which can be immediately written off as compared to the amount which must be amortized over the appropriate life of the asset, the failure to successfully develop and integrate acquired in-process technology resulting in the impairment of amounts capitalized as intangible assets, unanticipated expenses related to technology integration and the maintenance of uniform standards, controls, procedures and policies. The Company may not be successful in addressing these risks or any other problems encountered with such acquisitions.

         WE DEPEND ON ACCESS TO COMMERCIAL CONTENT AND MUST PAY FOR THAT ACCESS

         Our future success depends in large part upon our ability to aggregate and deliver compelling content over the Internet. If we fail to aggregate and deliver compelling third-party content to our users, Web traffic to our site might decrease and, as a result, advertising revenue might decrease. This could have a material adverse effect on our business, results of operations and financial condition. Although we create some of our own content such as poker and chess, we also rely on third-party content providers, such as game developers, for entertaining content. Our ability to aggregate and deliver compelling content provided by third parties may be adversely impacted by a number of factors, including the following:

     o   third-parties may increase the price of the content they provide,

     o many of our third-party content providers compete with us for members and advertising and may decide not to provide us with content,

     o our contracts with third-party content providers are usually short-term and may be canceled if we do not fulfill our obligations and

     o our competitors and many of our third-party content providers provide content that is similar or the same as our content and may do so at a lower cost.

         SYSTEM FAILURE MAY CAUSE INTERRUPTION OF OUR SERVICES, WHICH COULD IMPAIR OUR ADVERTISING REVENUES, OUR REPUTATION AND THE ATTRACTIVENESS OF OUR BRAND NAME.

         The performance of our server and networking hardware and software infrastructure is critical to our business and reputation and our ability to attract Web users, advertisers, new members, technology partners and commerce partners to use our Company's Websites and hosting services. If system failures were sustained or repeated, our advertising and hosting revenues, our reputation and the attractiveness of our brand name could be impaired. Because we have incorporated third-party software into our systems and we depend upon Internet service providers to provide consumers with access to our products and services, we are limited in our ability to prevent system failures. We have sustained system failures for significant periods of time and may experience similar failures in the future. Users have also occasionally experienced difficulties due to system failures unrelated to our systems. These system failures caused an interruption in our Live Community services resulting in less traffic.

         WE MAY NOT BE ABLE TO PROTECT AGAINST OR RESPOND IN AN APPROPRIATE MANNER TO UNAUTHORIZED ACCESS, COMPUTER VIRUSES AND OTHER DISRUPTION PROBLEMS

         Despite the implementation of security measures, our networks may be vulnerable to unauthorized and illegal access, computer viruses and other disruptive problems. Eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of service to users accessing our Web sites, which could have a material adverse effect on our business, results of operations and financial condition. A party who is able to circumvent security measures could misappropriate proprietary information or cause interruptions in our Internet operations. Internet service providers and online service providers have in the past experienced and may in the future experience, interruptions in service as a result of the accidental or intentional actions of Internet users, current and former employees or others. We may be required to expend significant capital or other resources to protect against the threat of security breaches or to alleviate problems caused by breaches. Although we intend to continue to implement industry-standard security measures, we cannot be certain that measures implemented by us will not be circumvented in the future.

         OUR PRODUCTS ARE NEW AND FACE RAPID TECHNOLOGICAL CHANGES, AND IF WE DO NOT RESPOND APPROPRIATELY, WE WOULD BE ADVERSELY AFFECTED

         Our future success depends upon our ability to enhance our current products and services and to develop and introduce new products and services that will achieve market acceptance. If we do not adequately respond to the need to develop and introduce new products or services, then our business, operating results and financial condition will be adversely affected.

         The market for our products is characterized by:

     o   rapid technological advances,

     o evolving standards in the Internet, communications and software markets,

     o   changes in customer requirements and

     o   frequent new product and service introductions and enhancements.

         We cannot be certain that we will be successful at integrating new technology into the Live Communities and our HearMe Technology Products on a timely basis. In addition, the integration of new technology may degrade the responsiveness and speed of the Live Communities and our HearMe Technology Products and we cannot be certain that, once integrated, the new technology will function as expected. Major product enhancements and new products and services often require long development and testing periods to achieve market acceptance. In addition, our software products are complex and, despite vigorous testing and quality control procedures, may contain undetected errors or "bugs" when first introduced or updated. Any inability to timely deliver quality products and services could have a material adverse effect on our business, results of operations and financial condition.

         WE WILL INCREASINGLY DEPEND ON OTHERS TO PROPERLY DISTRIBUTE OUR HEARME TECHNOLOGY PRODUCTS AND SERVICES.

         We currently sell the vast majority of our HearMe Technology Products and services through our internal sales staff. If demand for our products and services increases, however, we will need to enter into reseller arrangements with Web development firms, enterprise applications resellers and OEM partners to distribute our products and technologies. If we do not adequately develop and maintain a network of resellers and OEMs, our business, results of operations and financial condition could be adversely impacted. Resellers and OEMs frequently have exclusive sales territories pursuant to individually negotiated contracts, which may limit our ability to build and expand our network of resellers and OEMs. In addition, some resellers and OEMs may offer products of one or more of our competitors and they may emphasize our competitors' products at the expense of our products.

         INSIDERS WILL CONTINUE TO HAVE SUBSTANTIAL CONTROL OVER HEARME AFTER THE OFFERING THAT COULD DELAY OR PREVENT A CHANGE IN OUR CORPORATE CONTROL

         After completion of this offering, our executive officers and directors and their affiliates beneficially own approximately 20% of the shares of common stock. As a result, our officers, directors and their affiliates will have the ability to influence the election of our Board of Directors and the outcome of corporate actions requiring stockholder approval. Such concentration of ownership may have the effect of delaying or preventing a change in our corporate control.

         SOME OF THE PROVISIONS OF OUR CHARTER DOCUMENTS MAY HAVE ANTI-TAKEOVER EFFECTS THAT COULD PREVENT A CHANGE IN OUR CONTROL

         Some of the provisions of our Amended and Restated Certificate of Incorporation and bylaws could make it more difficult for a third party to acquire us, even if a change of control would be beneficial to our stockholders.

                                 USE OF PROCEEDS

         The proceeds from the sale of the common stock offered pursuant to this prospectus (the "Shares") are solely for the account of the selling stockholders. Accordingly, the Company will not receive any proceeds from the sale of the Shares from the selling stockholders.

                    ISSUANCE OF COMMON STOCK TO STOCKHOLDERS

         The Company issued an aggregate of 4,520,327 shares of common stock to the stockholders of AudioTalk Networks, Inc. ("AudioTalk"), 285,384 shares of common stock in the form of assuming outstanding AudioTalk options and 12,217 shares issued upon the exercise of options since April 3, 2000 pursuant to an Agreement and Plan of Merger (the "Merger Agreement") among the Company, AT Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of the Company (the "Sub"), and AudioTalk. Under the terms of the Merger Agreement, Sub merged into AudioTalk and AudioTalk became a wholly-owned subsidiary of the Company (the "Merger").

                              PLAN OF DISTRIBUTION

         Shares of common stock covered hereby may be offered and sold from time to time by the selling stockholders. The selling stockholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell the Shares being offered hereby: (i) on The Nasdaq National Market, or otherwise at prices and at terms then prevailing or at prices related to the then current market price; or
(ii) in private sales at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. The selling stockholders and any underwriter, dealer or agent who participate in the distribution of such shares may be deemed to be "underwriters" under the Securities Act, and any discount, commission or concession received by such persons might be deemed to be an underwriting discount or commission under the Securities Act. The Company has agreed to indemnify the selling stockholders against certain liabilities arising under the Securities Act.

         Any broker-dealer participating in such transactions as agent may receive commissions from the selling stockholders (and, if acting as agent for the purchaser of such shares, from such purchaser). Usual and customary brokerage fees will be paid by the selling stockholders. Broker-dealers may agree with the selling stockholders to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the selling stockholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholders. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or by a combination of such methods of sale or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above.

         The Company has advised the selling stockholders that the anti-manipulation rules under the Exchange Act may apply to sales of Shares in the market and to the activities of the selling stockholders and their affiliates. The selling stockholders have advised the Company that during such time as the selling stockholders may be engaged in the attempt to sell shares registered hereunder, they will: (i) not engage in any stabilization activity in connection with any of the Company's securities; (ii) not bid for or purchase any of the Company's securities or any rights to acquire the Company's securities, or attempt to induce any person to purchase any of the Company's securities or rights to acquire the Company's securities other than as permitted under the Exchange Act; (iii) not effect any sale or distribution of the

Shares until after the prospectus shall have been appropriately amended or supplemented, if required, to set forth the terms thereof; and (iv) effect all sales of Shares in broker's transactions through broker-dealers acting as agents, in transactions directly with market makers, or in privately negotiated transaction where no broker or other third party (other than the purchaser) is involved.

         The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act. Any commissions paid or any discounts or concessions allowed to any such broker-dealers, and any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act if any such broker-dealers purchase shares as principal.

         In order to comply with the securities laws of certain states, if applicable, the Company's common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the common stock may not be sold unless such shares have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

         We have advised the Selling Stockholders that the anti-manipulation rules under Regulation M of the Exchange Act may apply to sales of the Shares in the market. The Selling Stockholders may also be subject to trading windows imposed by the Company.

         The Company has agreed to use its best efforts to maintain the effectiveness of this Registration Statement with respect to the shares of common stock offered hereunder by the selling stockholders until the earlier of the sale of such shares or April 3, 2001. No sales may be made pursuant to this prospectus after such date unless the Company amends or supplements this prospectus to indicate that it has agreed to extend such period of effectiveness. There can be no assurance that the selling stockholders will sell all or any of the shares of common stock offered hereunder.

                              SELLING STOCKHOLDERS

         All of the Common Shares registered for sale pursuant to this Prospectus will be owned immediately after registration by the Selling Stockholders as the former stockholders of AudioTalk and all of the shares offered by the Selling Stockholders were acquired in connection with the Merger.

         The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company's common stock as of April 26, 2000 by each selling shareholder. The following table assumes that the selling stockholders sell all of the Shares. The Company is unable to determine the exact number of Shares that actually will be sold.

                                SHARES BENEFICIALLY OWNED               SHARES BENEFICIALLY OWNED
                                  PRIOR TO THE OFFERING       SHARES      AFTER THE OFFERING(1)
                                  ---------------------     OFFERED BY    ---------------------
SELLING  STOCKHOLDERS               SHARES  PERCENT(2)   THIS PROSPECTUS    SHARES  PERCENT(2)
---------------------               ------  -------      ---------------    ------  -------
Paul Bock                            7,315     *             7,315            0         *
Kevin L. Cheek                      11,704     *            11,704            0         *
James Chu                           11,704     *            11,704            0         *
John Chu                            17,556     *            17,556            0         *
Corey Gates(3)                     314,266     1.1%         314,266           0         *
CTI Limited                        957,832     3.3%         957,832           0         *
Devadas Varma, Trustee of the
Varma Family Trust under Agr.
Dated November 20, 1998             43,890     *             43,890           0         *
Virgil Dobjanschi                  328,896     1.1%         328,896
Frank Chu (4)                      526,231     1.8%         526,231           0         *
Gene Choy (5)                       70,847     *             70,847           0         *
Barjinderpal S. Gill                58,520     *             58,520           0         *
Weibing Hung                         7,315     *              7,315           0         *
Katherine Kwan                      87,767     *             87,767           0         *
Shi-Wei Chu and Sho-Mei Chu         29,260     *             29,260           0         *
Douglas W. Tsui                    171,168     *            171,168           0         *
Ho Man-Ling                         73,150     *             73,150           0         *
Rong Kuo Wei                        43,890     *             43,890           0         *
WQ Investments LLC                  14,630     *             14,630           0         *
Angel (Q) Investors II, L.P.       156,775     *            156,775           0         *
BelAir Internet Partners            31,355     *             31,355           0         *
Jerry Chen                          62,710     *             62,710           0         *
Chiu Living Trust dtd 12-2/86        9,406     *              9,406           0         *
Chiu Living Trust dtd 12-2-87        9,406     *              9,406           0         *
Craig and Suzanne McHugh            31,355     *             31,355           0         *
David C. Weng and Jessie F. Weng
Living Trust dtd 6/14/96            31,355     *             31,355           0         *
Evoke Incorporated                 313,551     1.1%         313,551           0         *
Avraham Freedman                    15,677     *             15,677           0         *
Tony Huang                           7,838     *              7,838           0         *
Julia Yeh & Chin Cho Lee JT WROS    31,355     *             31,355           0         *
Mark Kaleem                         31,355     *             31,355           0         *
Warren Kaplan                       31,355     *             31,355           0         *

                                SHARES BENEFICIALLY OWNED               SHARES BENEFICIALLY OWNED
                                  PRIOR TO THE OFFERING       SHARES      AFTER THE OFFERING(1)
                                  ---------------------     OFFERED BY    ---------------------
SELLING  STOCKHOLDERS               SHARES  PERCENT(2)   THIS PROSPECTUS    SHARES  PERCENT(2)
---------------------               ------  -------      ---------------    ------  -------
Mark M. Lee                          6,271     *              6,271           0         *
Leow, M.D., F.R.C.S. Chon Kar      313,551     1.1%         313,551           0         *
1999 Mannan H. and Margaret A.
     Latif Revocable Trust          15,677     *             15,677           0         *
Pacific Line Investment, Ltd.       31,355     *             31,355           0         *
The Lo Family Trust dtd 11-22-99     7,838     *              7,838           0         *
Erika Rottenberg                     4,703     *              4,703           0         *
Sibayan and Associates              31,355     *             31,355           0         *
Paul Steiner                         7,838     *              7,838           0         *
Roger R. Su                          7,838     *              7,838           0         *
The Au Revocabe Trust dtd 9-8-99    31,355     *             31,355           0         *
Kwok Lung Matthew Tong              62,710     *             62,710           0         *
Luen Wuu Wey                        25,084     *             25,084           0         *
Eddie Brayman                       16,299     *             16,299           0         *
Scott Brear                         13,582     *             13,582           0         *
Chuck Chan                          13,582     *             13,582           0         *
Bing Chen                            8,149     *              8,149           0         *
Michael Chiu                         8,149     *              8,149           0         *
Kingston Choy                       13,582     *             13,582           0         *
Herb Dessling                          717     *                717           0         8
Aruna Erra                           8,149     *              8,149           0         *
Dennis Fernandez                     5,975     *              5,975           0         *
Anthony Hayter                       8,149     *              8,149           0         *
Charles Herrera                     21,732     *             21,732           0         *
Mike Hewitt                         62,480     *             62,480           0         *
Joseph Ng and Mo-Lan Chan as JT      2,797     *              2,797           0         *
Peng Kiat Phneah                     2,987     *              2,987           0         *
Naia Kuhn                            2,538     *              2,538           0         *
Bruce Kwan                          19,015     *             19,015           0         *
Lawrence Kwan                        2,172     *              2,172           0         *
C. Hock Leow                        19,015     *             19,015           0         *
Sohail Mallick                       1,628     *              1,628           0         *
Diana Medina                         8,149     *              8,149           0         *
Lily Miao                            9,507     *              9,507           0         *
Mathew Mickllin                     13,582     *             13,582           0         *
Shane Moore                          2,716     *              2,716           0         *
Shelley Prill                       10,865     *             10,865           0         *
RFWK Distribution Partners           3,803     *              3,803           0         *
Tim Riley                           54,330     *             54,330           0         *
David Roberts                       15,756     *             15,756           0         *
Bren Smith                          12,224     *             12,224           0         *
William Tai                          9,507     *              9,507           0         *
Ketan Tantod                         4,074     *              4,074           0         *

                                SHARES BENEFICIALLY OWNED               SHARES BENEFICIALLY OWNED
                                  PRIOR TO THE OFFERING       SHARES      AFTER THE OFFERING(1)
                                  ---------------------     OFFERED BY    ---------------------
SELLING  STOCKHOLDERS               SHARES  PERCENT(2)   THIS PROSPECTUS    SHARES  PERCENT(2)
---------------------               ------  -------      ---------------    ------  -------

Kulin Tantod                        19,015     *             19,015           0         *
Michelle Varno                      13,582     *             13,582           0         *
Michael Wehle                       20,374     *             20,374           0         *
Dan Wright                          15,280     *             15,280           0         *
Kyle Yoshida                         4,074     *              4,074           0         *

-----------------
*        Less than 1%.
(1) Assumes that each Selling Shareholder will sell all of the Shares set forth under "Shares Offered." There can be no assurance that the Selling Stockholders will sell all or any of the Shares offered hereunder.
(2)      Based on 28,757,571 shares outstanding at April 26, 2000.
(3)      Includes 14,630 shares held by Mr. Gates and his wife.
(4) Includes 74,197 shares held by Mr. Chu and his wife and 4,346 shares held in trust for Mr. Chu's children.
(5)      Includes 29,260 shares held by Mr. Choy and his wife.

                                  LEGAL MATTERS

         The validity of the shares of common stock offered hereby will be passed upon by Venture Law Group, A Professional Corporation, Menlo Park, California, counsel to the Company. Employees of Venture Law Group own 11,430 shares of Common Stock.

                                     EXPERTS

         The consolidated financial statements incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The Registrant will bear no expenses in connection with any sale or other distribution by the selling stockholders of the shares being registered other than the expenses of preparation and distribution of this Registration Statement and the prospectus included in this Registration Statement. Such expenses are set forth in the following table. All of the amounts shown are estimates except the Securities and Exchange Commission ("SEC") registration fee and the NASD listing fee.

                SEC registration fee                     $ 9,000
                Legal fees and expenses                  $15,000
                Accounting fees and expenses             $ 2,000
                NASD listing fee                         $17,500
                Miscellaneous expenses                   $ 5,000
                Total                                    $48,500

Item 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit indemnification under specific circumstances for liabilities including reimbursement for expenses incurred arising under the Securities Act. Article X of Registrant's Certificate of Incorporation and Article VII, Section 6 of Registrant's Bylaws provide for indemnification of Registrant's directors, officers, employees and other agents to the maximum extent permitted by Delaware law. In addition, Registrant has entered into indemnification agreements (Exhibit 10.1) with its officers and directors.

Item 16. EXHIBITS.

         EXHIBITS.

              5.1      Opinion of Venture Law Group, A Professional Corporation

              23.1     Consent of PricewaterhouseCoopers LLP, Independent
                       Accountants

              23.2 Consent of Venture Law Group, A Professional Corporation (included in Exhibit 5.1)

              24.1     Power of Attorney (see page II-3)

ITEM 17. UNDERTAKINGS.

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

         (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, HearMe certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on May 5, 2000.

                              HEARME

                              By: /S/ LINDA PALMOR
                                 -----------------------------------------------
                                  Linda Palmor
                                  Chief Financial Officer

                                POWER OF ATTORNEY

         POWER OF ATTORNEY KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Paul Matteucci and Linda Palmor, jointly and severally, his or her attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Report on Form S-3 and to file the same, with exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitute or substitutes may do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Exchange Act of 1933, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

       Signature            Title                                        Date

/S/ PAUL MATTEUCCI          Director and Chief Executive Officer     May 5, 2000
-----------------------      (Principal Executive Officer)
    Paul Matteucci

/S/ LINDA PALMOR            Chief Financial Officer (Principal       May 5, 2000
-----------------------      Financial and Accounting Officer)
    Linda Palmor

/S/ BRIAN A. APGAR          Director                                 May 5, 2000
-----------------------
    Brian A. Apgar

/S/ JAMES W. BREYER         Director                                 May 5, 2000
-----------------------
    James W. Breyer

/S/ DAVID A. BROWN          Director                                 May 5, 2000
-----------------------
    David A. Brown

/S/ DOUGLAS G. CARLSTON     Director                                 May 5, 2000
-----------------------
    Douglas G. Carlston

/S/ WILLIAM MCCALL          Director                                 May 5, 2000
-----------------------
    William McCall

/S/ RUTHANN QUINDLEN        Director                                 May 5, 2000
-----------------------
    Ruthann Quindlen

                                INDEX TO EXHIBITS

EXHIBIT NUMBER          DESCRIPTION

      5.1               Opinion of Venture Law Group, A Professional Corporation

     23.1               Consent of PricewaterhouseCoopers LLP, Independent
                         Accountants

     23.2               Consent of Venture Law Group, A Professional Corporation
                         (included in Exhibit 5.1)

     24.1               Power of Attorney (see page II-3)